SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of November, 2020
Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
+55 (41) 3331-4011
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

Earnings Release 3Q20

3Q20 Results

Copel reports adjusted EBITDA of R$1.2 billion in the third quarter

- Adjusted EBITDA (including discontinued operations) of R$1,240 million in 3Q20 (+28.3%)
- Net income (including discontinued operations) of R$680 million in 3Q20 (+10.9%)
- Operating cash generation of R$1,597 million in 3Q20 (+60%)
- Copel Telecom's Divestment Auction: winning bid of R$2.4 billion (goodwill of 71%)
- Approval of the Model for the "UNITs" Program
- Financial Leverage reducted to 1.3x in 3Q20 (2.2x in 3Q19)
- TPP Araucária in commercial operation (GFOM)

	3Q20 (1)	2Q20 (2)	3Q19 (3)	Var.% (1/3)	9M20 (4)	9M19 (5)	Var. % (4/5)
Net Operating Revenues (R$ million)	4,329.8	4,581.6	4,179.2	3.6	12,978.1	11,545.2	12.4
Operating Costs and Expenses (R$ million)	3,497.8	3,108.3	3,172.2	10.3	9,848.9	9,045.6	8.9
Operating Income (R$ million)	935.0	2,383.6	912.9	2.4	4,080.5	2,205.7	85.0
Net Income (R$ million)	680.4	1,594.9	613.5	10.9	2,786.3	1,466.4	90.0
Earnings per share (R$)[1]	2.45	5.79	2.32	5.8	10.08	5.30	90.2
EBITDA (R$ million)	1,134.7	1,722.9	1,276.7	(11.1)	3,954.4	3,218.6	22.9
Return on Shareholders' Equity (annualized)[2]	16.4%	41.5%	15.9%	3.1	21.6%	12.1%	78.3
Grid Market (GWh)	7,135	7,088	7,342	(2.8)	22,059	22,665	(2.7)
Capex (R$ million)[3]	430.4	475.5	399.2	7.8	1,221.7	1,373.5	(11.1)
EBITDA Margin	26.2%	37.6%	30.5%	(14.2)	30.5%	27.9%	9.3
Operating Margin	21.6%	52.0%	21.8%	(1.1)	31.4%	19.1%	64.6
Net Margin	15.7%	34.8%	14.7%	7.1	21.5%	12.7%	69.0

[1] Consider the Net Income attributed to the shareholders of the parent company.
[2] Consider the initial shareholders' equity for the year.
[3] Includes contributions and advances for future investments and capital increases.
Values subject to rounding adjustments.

Average Rates (R$/MWh)	Sep-20	Jun-20	Mar-20	Dec-19	Sep-19
Power Purchase Average Rate - Copel Dis [1]	211.30	207.78	196.24	179.87	185.20
Retail Average Rate - Copel Dis[2]	536.07	525.96	536,70	534.32	533.92
Sales to Distributors Average Rate - Copel GeT[3]	200.10	198.72	198.66	196.95	196.23

Indicators	Sep-20	Jun-20	Mar-20	Dec-19	Sep-19
Equity (R$ Thousand)	20,329,426	19,649,759	18,109,128	17,598,212	17,793,633
Net debt (R$ Thousand)	6,389,260	7,433,039	7,763,820	8,249,852	8,549,753
Book Value per Share (R$)	7428.8%	71.80	66.17	64.31	65.02
Net debt/ Shareholders' Net Equity[4]	50.7%	54.8%	61.8%	65.8%	61.5%
Current Liquidity	1.4	1.5	1.5	1.5	1.4

[1] Considers PIS/COFINS.
[2] Does not consider tariff flags. ICMS net.
[3] Considers PIS/COFINS. ICMS net.
[4] Considers gross debt without endorsements and guarantees.

CPLE3 | R$57.80
CPLE6 | R$60.52
ELP | US$10.02
XCOP | €9.35
Market value | R$16.4 bi
* Quotes 09.30.2020

LIST OF CONTENTS

1. Main Events in the Period	3
2. Financial Performance	8
2.1 Operating Revenues	8
2.2 Operating Costs and Expenses	9
2.3 Equity in the Earnings of Subsidiaries	11
2.4 EBITDA	12
2.5 Financial Result	13
2.6 Consolidated Net Income	13
2.7 Consolidated Income Statement	14
3. Main Accounts and Balance Sheet Changes	15
3.1 Main Accounts	15
3.2 Balance Sheet – Assets	17
3.3 Debt	18
3.4 Balance Sheet – Liabilities	21
4. Performance of the Main Companies	22
4.1 Copel Geração e Transmissão (Consolidated Result)	22
4.2 Copel Distribuição	23
4.3 Copel Telecomunicações	25
4.4 Copel Comercialização (Copel Energia)	26
4.5 Accounting Information	27
5. Investment Program	28
6. Power Market and Tariffs	29
6.1 Captive Market – Copel Distribuição	29
6.2 Grid Market (TUSD)	29
6.3 Electricity Sales	30
6.4 Total Energy Sold	30
6.5 Energy Flow	32
6.6 Tariffs	35
7. Capital Market	36
7.1 Capital Stock	36
7.2 Stock Performance	37
7.3 Dividends and Interest on Own Capital	38
8. Operating Performance	39
8.1 Power Generation	39
8.2 Transmission	42
8.3 Distribution	44
8.4 Telecommunications	46
8.5 Equity Interests	47
8.6 New Projects	47
9. Other Information	48
9.1 Human Resources	48
9.2 Main Operational Indicators	50
9.3 Conference Call 3Q20 Results	51
Exhibit I – Consolidated Cash Flow Statement	52
Exhibit II – Financial Statements – Wholly Owned Subsidiaries	53
Exhibit III – Financial Statements by Company	57
Balance Sheet by Company	57

2

1. Main Events in the Period

In 3Q20, earnings before interest, taxes, depreciation and amortization reached R$1,134.7 million, 11.1% lower than the R$1,276.7 million reached in 3Q19. This result is basically due to the R$280 million variation in “provisions and reversals” line, due to the increase in litigation provisions and the reversal of impairment of wind assets in 3Q19. Excluding non-recurring items, adjusted EBITDA is R$1,240.2 million, 28.3% higher than that recorded in 3Q19, largely explained by (i) the higher volume of energy sold, due to the energy seasonality estrategy, combined with lower price exposure in Spot Market; (ii) the positive impact of the review and tariff readjustment of the transmission company's concession agreements at Copel GeT; (iii) the tariff readjustment at Copel Dis and the increase in revenue from portion B, and (iv) the resumption of 0.3% growth in the grid market in September, offset by the accumulated reduction of 2.8% in 3Q20. More information in item 2.4.

Copel Telecomunicações - Results of the Divestment Auction

On November 9, 2020, Copel Telecom's divestment auction was held at B3, an opportunity in which the Bordeaux Investment Fund in Multi-Strategy Participations was declared the winner of the event, after presenting the highest bid, in the amount of R$2,395,000,000 (two billion, three hundred and ninety-five million reais), for the acquisition of 100% (one hundred percent) of the shares of Copel Telecomunicações ("Copel Telecom"), currently a wholly-owned subsidiary of the Company. The winning offer represents a goodwill of 70.94% in relation to the minimum price of R$1.4 billion for Equity Value and a goodwill of 234.5% in relation to shareholders' equity of R$715.5 million in of September 30, 2020. Any capital gain should be accounted when all the suspensive conditions provided for the Share Purchase and Sale Agreement (CCVA) are fulfilled, the moment when COPEL will have control over the right to receive the price agreed for the sale of Copel Telecom shares. The measures applicable to the next steps established in the Auction documentation will be taken, including the verification of the bidder's qualification and the disclosure of the preliminary result of the Auction on November 16, 2020.

Approval of the Model for the “UNITs” Program

The Company's Board of Directors, at its 208ª Ordinary Meeting, held on November 12, 2020, approved the model of share deposit certificate program (“UNITs”), structured based on the advice of independent experts coordinated by Banco Bradesco BBI S.A. The approved model proposes the following assumptions: (i) UNITs will be composed of 5 (five) shares issued by the Company, being 1 (one) common share and 4 (four) class “B” preferred shares; (ii) conversion of common shares into class “B” preferred shares and of class “B” preferred shares into common shares will be permitted exclusively for the purpose of composing

3

UNITs, provided that the preferred shares cannot exceed the legal limit of 2/3 the total number of shares issued by the Company; (iii) the splitting of the shares issued by Copel, right after the conversion of shares and immediately before the issue of UNITs, in a proportion to be defined in order to maximize the liquidity of their respective securities. The model also considers the improvement of Copel's corporate governance tthrough the migration from Level 1 to Level 2 Corporate Governance of B3 S.A. - Brasil, Bolsa e Balcão. The implementation of the approved model is subject to the resolution of the Extraordinary General Meeting - AGE to be called by the Board of Directors and will include, among other matters, the proposal for statutory reform to be considered in due course by the Board of Directors.

Copel Telecomunicações – CPC 31 – Discontinued Operations

Accounting Pronouncement CPC 31 - Non-Current Assets Held for Sale and Discontinued Operations determines the criteria for classifying an asset as held for sale and for disclosing an operation as discontinued when the asset is available for immediate sale in its current conditions, subject only to terms that are customary for the sale of such assets.

In this regard, it was concluded that on September 30, 2020, the requirements of the standard for the telecom business were met and, therefore, the 3Q20 ITRs were prepared with the classification and disclosure of assets to be sold and their results as held for sale and discontinued operations. The balances of the Income Statements, Cash Flows and Value Added are being restated, for comparability purposes. More information can be found in note 41 of the ITRs.

Incentive Dismissal Program (“PDI”) - Result of the 1st phase

The first phase, ended on October 15, was intended for employees in a technical or operational areas, retired or in the process of retirement or with at least 25 years old at Copel and 55 years old. In this stage, 218 adhesions were received, with an indemnity cost of approximately R$27.0 million. The dismissals of these employees will take place on November 15, 2020.

The 2nd phase, intended for employees from other areas, positions and functions, was opened on November 1, 2020 and ends on Sunday, the 15th, remembering that the program is intended only for professionals who have been granted a retirement benefit or filed a benefit request with the INSS, or, still, who have at least 25 years of Copel and 55 years of age. For this second phase, 363 employees are eligible, which represent an indemnity of R$39.8 million. The dismissals of these employees is scheduled for December 1, 2020.

The Company expects to save R$63.5 million in 2021, considering the PDI adhesions in both phases.

4

Corporate Governance Report

On September 30, 2020, Copel published its Corporate Governance Report, pursuant to CVM Instruction 586, which incorporates the duty of publicly-held companies to disclose information on the application of corporate governance practices set forth in the Brazilian Code of Corporate Governance. The code follows the "practice or explain" model. The document contains a set of best practices and addresses governance issues such as ownership structure, management composition and internal controls. Following the code's best practices, Copel instituted the Voluntary Donations and Contributions Policy, which provides guidelines for this theme within the company. More information on our IR website.

Mata de Santa Genebra – Commercial Operation Regime

On November 10th, the LT 440 kV Bom Jardim/Fernão Dias, as well as the SE Fernão Dias Autotransformers Banks AT1, AT2 and AT3 entered into commercial operation. The following day, November 11, the LT 440 kV Fernão Dias/Taubaté, the last asset of the Mata de Santa Genebra project, entered into commercial operation. With the completion of these steps, MSG is 100% operational.

TPP Araucária - Operation out of Merit Order

The National System Operator (“ONS”), considering the hydrological scenario, the low level of the reservoirs and the limitation of the South-South electrical interchange, authorized the operation of TPP Araucária ("UEGA") in the Operational Reserve Recomposition modality ("RRO") in the period between October 1st and 16th, with UEGA selling 52,822.8 MWh at a variable unit cost ("CVU") of R$ 819.70/MWh, which considers an increase of 30% in the Approved CVU, according to the Legislation in force for that modality. Additionally, in an extraordinary meeting held on October 16, the Monitoring Committee of the Electric Sector (“CMSE”), considering the importance of reducing the hydraulic generation of the basins of the SOUTH subsystem, due to the available resources as well as storage for the end of October 2020 which was expected to be below the minimum operating volume, authorized the operation of UEGA in the GE Energy Guarantee modality - out the merit order, as of October 19. Between the day of authorization and November 11, UEGA sold an order of 233,727MWh to the CVU of R$630.54 / MWh.

TPP Araucária – Electricity Exports to Argentina

Considering MME Directive No. 418/2019, which establishes Guidelines for the Export of Electricity from Thermoelectric Plants and to Argentina and Uruguay, as well as the need pointed out by Argentina due to the severe winter, UEG Araucária exported 78,267MWh of energy from July 27 to July 31, 2020 and from September 1 to September 4, 2020, according to a bilateral contract signed with TRADENER, authorized by MME, Directive No. 272/GM, of July 2, 2020, and contracted by CAMMESA for this process.

5

UTE Araucária - Capital Reduction

On November 10, 2020, during a meeting of the quota holders, the capital reduction of UEG Araucária Ltda. Was approved, through the absorption of accumulated losses. We highlight that at the same meeting, the transformation of the corporate type of UEGA from a limited liability company to a limited liability company was approved. The transformation of the corporate type of UEGA will allow the strengthening of the Company's governance practices, as well as greater transparency in the disclosure of information to all its interested parties.

UTE Araucária - CVU homologation

Through order No. 2,887 of October 7, 2020, the National Electric Energy Agency (“Aneel”) authorized the use of the Variable Unit Cost (“CVU”) values and the generation amount necessary to recover fixed costs of the Thermoelectric Plant - UTE Araucária, from the table below by the National Electric System Operator –“ONS”, and by the Electric Energy Trading Chamber – “CCEE”, for the accounting of the energy generated in the period, according to current rules:

Coronavirus (COVID-19) - Contingency Commission

As of March 2020, Copel's Management issued rules aimed at ensuring compliance with measures to contain the spread of the disease in the Company and minimize its impacts and potential impacts in the administrative, operations and economic-financial areas.In this line, Copel established a Contingency Commission, with the objective of monitoring and mitigating the impacts and consequences in the main activities of the Company, based on the 4 defined pillars: (i) safety of people, (ii) continuity of essential activities, (iii) monitoring of the guidelines and requirements of the regulatory bodies, and (iv) preservation of adequate financial conditions to withstand the crisis. Among the main initiatives implemented by the Company, there are actions to prevent and mitigate the effects of contagion in the workplace, such as: adoption of work in the home office in areas where it is possible to adopt this format, travel restrictions, meetings by video conference, daily monitoring of the health and well-being of employees and contingency protocols in order to fully maintain the operations of the electricity, telecommunications and piped gas infrastructure, preserving the health of its professionals, their safe access to locations of work, an

6

environment that preserves the distance between individuals, hygiene and access to personal protective equipment. Likewise, Copel adopted several actions in favor of its customers, maintaining the reliability and availability of its plants, of the electricity and gas transmission and distribution systems and of telecommunications, so that they can stay connected and take advantage of the Company services in this critical moment of pandemic and social distance. Copel and its employees go to great lengths to ensure that Copel customers and their families remain healthy and safe in their homes, maintaining all the services that contribute to providing comfort and connectivity to everyone.

Copel Distribuição – 8.7% efficient

Copel Distribuição reported EBITDA of R$336.7 million in 3Q20, an amount 1.7% higher than the R$331.1 million reached in 3Q19. In the last 12 months, the Disco accumulated EBITDA of R$2,064.1 million, an amount 79.0% above the regulatory EBITDA of R$1,152.9 million in the same period, equivalent to an efficiency of R$911.3 million. Considering adjusted EBITDA in the last 12 months, the result was R$1,253.6 million, 8.7% above regulatory EBITDA, equivalent to an efficiency of R$100.7 million. More information in item 4.2.

BNDES financing for Lot E - Release of funds

On September 23, 2020, BNDES released the 1st installment, in the amount of R$263 million, from Financing Agreement No. 19.2.0790.1, entered into between the development bank and Copel GeT, intended for financial support for the construction and implementation of transmission assets included in Contract No. 006/16 (“Lot E”). With a total amount of R$432.1 million and IPCA +4.82% interest per year, the financing will be amortized monthly in up to 283 installments, with final maturity on December 15, 2043 (23.5 years). The release of the remaining portion of the funds as evidenced by the investments and completion of the works.

Sercomtel S.A. Telecommunications.

On August 18, 2020, the auction for the sale of the shares of Sercomtel S.A. Telecomunicações was successfully carried out. After signing the Share Purchase and Sale Agreement – “CCVA”, which is still in progress, the sale process will be submitted for approval by the National Telecommunications Agency – “Anatel” and the Administrative Council for Economic Defense – “CADE”. If the transaction is approved, an Extraordinary General Meeting will be held to formalize the transfer of Copel's shares to the buyer, Bordeaux Multi-Strategy Investment Fund, when the divestment process will be concluded. Copel's investment is currently reduced to zero due to the recovery tests of this asset.

7

2. Financial Performance

The analyzes below refer to the third quarter of 2020, compared to the same period of 2019.

2.1 Operating Revenues

Net operating revenue totaled R$4,329.8 million in 3Q20, an increase of 3.6% in relation to the R$4,179.2 million reported in 3Q19. This result is mainly due to (i) the 5.4% growth in the “Electricity sales to final customers” line, due to the higher volume of energy sold by Copel Mercado Livre to final customers, partially offset by the 4.8% reduction in Copel Distribuição's captive market; and (ii) the 5.3% increase in the “Electricity sales to distributors” line, as a result of the higher volume of energy sold in bilateral contracts by Copel Mercado Livre and in regulated contracts by Copel GeT.

This result was partially offset by the 34.1% reduction in the "distribution of piped gas" line, mainly influenced by the reduction in the volume of gas supply due to the closure of large customer activities at the beginning of 1Q20 and a reflection of the Covid-19 pandemic that reduced economic activity, mainly in the industrial, commercial and vehicular segments.

Also:

(i) the 2,8% increase in revenue from “use of the main distribution and transmission grid”, essentially due to the reflexes of the periodic tariff review of 060/2001 main transmission concession agreement and the tariff adjustment applied to other transmission agreements, partially offset by the reduction in the DISCO's grid market by 2.7%; and

(ii) the decrease of 34.8% in the “other operating revenues” line due to the R$100.9 million recorded in 3Q19 referring to the recovery of PIS / Pasep and Cofins on ICMS, compared to R$1.4 million in 3Q20.

It is also noteworthy that, due to the progress of the Copel Telecomunicações’ divestment process, Copel's Management concluded that, on September 30, 2020, the requirements of CPC 31 were met to classify the telecommunications segment's assets and liabilities as held for sale and also for the disclosure of this segment as a discontinued operation. As a result, Copel Telecomunicações' revenues, costs and expenses are presented in a single line of Copel's consolidated income statement of September 30, 2020 (except for depreciation / amortization of part of the assets that will be held at Copel after the sale and the "Personnel and management" and "Pension and healthcare plans"). More information in NE nº 41 of the ITRs.

8

Considering the first nine months of 2020, net operating revenue reached R$12,978.1 million, an amount 12.4% higher than the R$11,545.2 million reeached in the same period of 2019, mainly due to the registration of R$810.6 million referring to the recovery of PIS / Pasep and Cofins on ICMS and the 12.7% increase in “Electricity sales to distributors”, due to the 452 GWh dispatch from TPP Araucária in 9M20 and the volume of energy sold in bilateral contracts by Copel Mercado Livre.

2.2 Operating Costs and Expenses

In 3Q20, operating costs and expenses increased by 10.3%, totaling R$3,497.8 million, mainly as a result of (i) the 35.3% increase in the “Charge of the main distribution and transmission grid” line, due to higher expenses with System Usage Charges and Charge Reserve Energy (EER); ); and (ii) the recording of R$155.9 million in provisions in the "provisions and reversals" line, of which R$143.1 million refer to litigation, mainly tax (R$46.2 million) and civil litigation (R$66.2 million), and delinquency (PECLD) R$20.1 million, compared to the R$124.0 million reversal in 3Q19 (impairment reversal in the amount of R$183.5 million in the quarter).

Operating costs and expenses were partially offset by the 9.3% reduction in the “electricity purchased for resale” line, as a result of the lower costs with the purchase of energy at CCEE, due to the lower average PLD (R$91,68/MWh in 3Q20 compared to R$214.13/MWh in 3Q19), partially offset by higher costs with (i) energy from Itaipu, as a result of the dollar variation, and (ii) bilateral contracts to deal with the higher volume of energy sold by Copel Mercado Livre in the quarter.

9

Also noteworthy (i) the R$21.2 million recorded in the line "Materials and supplies for power electricity", as a result of the acquisition of natural gas for the operation of TPP Araucária, and (ii) the fall 46.2% in “Natural gas and supplies for the gas business”, reflecting the reduced demand for the input, caused by the closure of large customer activities and the reflection of the Covid-19 pandemic in the Compagas market.

Also, due to the progress of the Copel Telecomunicações’ divestment process, Copel's Management concluded that, on September 30, 2020, the requirements of CPC 31 were met to classify the assets and liabilities of the telecommunications segment as held for sale and , also, for the disclosure of this segment as a discontinued operation. As a result, Copel Telecomunicações' revenues, costs and expenses are presented in a single line of Copel's consolidated income statement as of September 30, 2020 (except for depreciation / amortization of part of the assets that will be held at Copel after the sale and eas "Personnel and management " and "Pension and healthcare plans"). More information in note 41 of the ITR.

PMSO costs (except for estimated losses and the provisions and reversals line) increased by 7.6%, mainly due to the 9.0% increase in expenses with “personnel and management” and 19.9% in “Third-party services” that reflect the higher expenses with maintenance of the electrical system, partially offset by the 22.9% reduction in “material”, as a result of the lower consumption of fuel and vehicle parts.

10

Specifically on costs with “personnel and management”, the increase of 9.0% is related to the higher record of provision for Performance Incentive Program (“PPD”) and Profit Sharing Program (“PLR”), which are due to Company's results. Neutralizing the effects of the provision for PPD and PLR, the “P” line would have reduced 4.7% in comparison with the same period of the previous year, despite the salary adjustment of 2.92%, according to a collective agreement in October 2019.

In the first nine months of the year, total operating costs and expenses reached R$9,848.9 million, 8.9% higher than the R$9,045.6 million recorded in the same period in 2019.

2.3 Equity in the Earnings of Subsidiaries

Equity in the earnings of subsidiaries reflects gains and losses from investments in Copel’s investees and jointly-controlled company, are presented in the table below.

11

2.4 EBITDA

In 3Q20, earnings before interest, taxes, depreciation and amortization reached R$1,134.7 million, 11.1% lower than the R$1,276.7 million reached in 3Q19. This result is basically due to the R$280 million variation in “provisions and reversals” line, due to the increase in litigation provisions and the reversal of impairment of wind assets in 3Q19. Excluding non-recurring items, adjusted EBITDA is R$1,240.2 million, 28.3% higher than that recorded in 3Q19, largely explained by (i) the higher volume of energy sold, due to the energy seasonality estrategy, combined with lower price exposure in Spot Market; (ii) the positive impact of the review and tariff readjustment of the transmission company's concession agreements at Copel GeT; (iii) the tariff readjustment at Copel Dis and the increase in revenue from portion B, and (iv) the resumption of 0.3% growth in the grid market in September, offset by the accumulated reduction of 2.8% in 3Q20.

Non-recurring items are listed in the following table:

In 9M20, EBITDA with discontinued operations grew 27.9% compared to the same period in 2019, while, excluding the non-recurring effects, adjusted EBITDA grew 15.7%. If we do not consider Equity Income, adjusted EBITDA in 3Q20 would be R$1,184.2 million, an increase of 26.8% compared to 3Q19, while adjusted EBITDA without equity income in 9M20 would be R$3,431.0 million, an increase of 14.4% in relation to the R$2,998.5 million registered in 9M19.

12

2.5 Financial Result

In 3Q20, financial result was positive by R$46.9 million, against a negative R$126.7 million in 3Q19. Financial revenues totaled R$270.5 million, an increase of 72.6% compared to the R$156.7 million recorded in the same period of the previous year, mainly reflecting the monetary variation of the IGP-DI applied to the balance of the pass-through CRC and 53.3% growth in “Late fees on electricity bills” line, reflecting the higher balance of overdue accounts due to the economic crisis.

Financial expenses totaled R $ 223.5 million, a balance 21.1% lower than that recorded in 3Q19, as a result of the lower variation in “monetary variation, foreign exchanges and debt service charges” line, mainly the lower interest on loans and financing.

In 9M20, financial result reached R$868.0 million, compared to a negative R$334.1 million in the same period of the previous year, and, in addition to the factors mentioned above, this variation is also justified by the recognition of financial income of R$940.9 million resulting from the registration of tax credits in 2Q20.

2.6 Consolidated Net Income

In 3Q20, Copel recorded net income of R$668.0 million, 2.1% less than the R$682.5 million presented in the same period of 2019. In the year to September 2020, net income grew 81.3% in relation to the same period in 2019, closing the period at R $ 2,745.9 million. These amounts do not consider the effects of the accounting reclassification referring to Copel Telecom's “discontinued operation”. If the amounts were considered, Copel would have recorded net income of R$680.4 million in 3Q20, an amount 10.9% higher than the R$613.5 million presented in the same period of 2019, whereas, in 9M20, the profit net income would have grown 90.0% in relation to 9M19, closing the period at R$2,786.3 million. More information in note 41 of the ITRs.

13

2.7 Consolidated Income Statement

14

3. Main Accounts and Balance Sheet Changes

The main accounts and changes in the Balance Sheet in relation to December 2019 are described below. Additional information can be found in the Notes to our Quarterly Information.

3.1 Main Accounts

Cash, Cash Equivalents and Bonds and Securities

As of September 30, 2020, cash and cash equivalents of Copel's wholly-owned subsidiaries (cash, cash equivalents and bonds and securities) totaled R$3,899.7 million, 22.2% higher than the R$3,191.1 million registered in March 2020. These funds were mainly invested in Bank Deposit Certificates (CDBs) and repo operations. These investments yield between 85.0% and 101.5% of the variation rate of the Interbank Deposit Certificate - CDI.

CRC Transferred to the State of Paraná

Through the fourth amendment to the CRC Account Agreement signed on January 21, 2005, the Company renegotiated the recoverable rate deficit account or CRC Account balance on December 31, 2004 with the State of Paraná at R$ 1,197.4 million, to be paid in 244 monthly installments recalculated by the “price” amortization system, adjusted for IGP-DI, plus interest at 6.65% per year. The first installment was due on January 30, 2005, with subsequent and consecutive due dates.The Company's management and the State of Paraná formalized the fifth amendment to the agreement on October 31, 2017. The State of Paraná has been strictly meeting the payments under contracted conditions, 55 monthly installments remaining. The outstanding balance of the CRC Account, as of September 30, 2020, is R$1,363.3 million.

Sectorial Financial Assets and Liabilities

As of December 31, 2014, Copel Distribuição has recognized sectorial financial assets and/or liabilities in its financial statements as a result of an amendment to the concession agreement, that guarantees that the residual amounts of items of Portion A and other financial components not recovered or returned via tariffs will be included in, or discounted from, the calculation of the indemnification for non-amortized assets at the expiration of the concession. As of September 30, 2020, the Company had a net asset of R$245.1 million. More detail in our Quarterly Information (Note 9).

Accounts Receivable Related to the Concession

This line refers to accounts receivable related to the contracts for the concession of electric power generation, transmission and distribution, and distribution of natural gas activities. The amounts refer to (i) the concession fee paid as a result of the auction involving the Governador Parigot de Souza Power Plant – HPP GPS, won by Copel GeT on November 25, 2015 (R$651.8 million), (ii) its investments in infrastructure

15

and financial remuneration that have not been or will not be recovered via tariffs until the expiration of the concession (R$889.7 million), (iii) the amounts receivable from energy transmission assets of the Existing System Basic Network – RBSE and connection facilities and other transmission facilities - RPC, as a result of the recognition of the effects of MME Ordinance No. 120 and the approval, by Aneel, of the result of the inspection of the appraisal report of these assets (R$694.8 million) and (iv) the gas distribution concession agreement - Compagas (R$328.7 million) and (v) to the electricity generation concession contract due to the expiration of the concessions of HPP GPS and HPP Mourão I (R$75.2 million). On September 30, 2020, the balance of the account totaled R$2,640.2million. More details in our Quarterly Information (Note 10).

Contract Assets

CPC 47/IFRS 15 came into effect on January 1, 2018 and brought the concept of “contract assets” referring to the right to consideration conditioned to the copliance with obligations to operate and maintain infrastructure, rather than passage of time only (concept of “financial asset”). Consequently, the Company changed the classification of assets related to the concession of electric power distribution and transmission, and distribution of piped gas services into contract assets. The construction works for the distribution of electric power and piped gas are now classified as contract assets during the construction period (reclassification from ongoing intangible assets into contract assets). The Company also changed the classification to contract assets of RBSE assets ratified for consideration after the first Permitted Annual Revenue - APR cycle, which started in July 2017. On September 30, 2020, the account balance totaled R$4,622.2 million. More details in our Quarterly Information (Note 11).

Investments, Property, Plant and Equipment and Intangible Assets

The balance in the “investments” account grew 2.08% in 3Q20, mainly reflecting the equity in earnings and the investments recorded in the period. The “fixed assets” account decreased 8.13%, mainly due to the depreciation of the period. The “intangible” account increased by 1.15% due to investments in new energy distribution assets made in the period.

Right-of-use assets

With the adoption of CPC 06 (R2) / IFRS 16, the company recognized the right-of-use asset. The pronouncement replaces CPC 06 (R1) / IAS 17 - Leases, as well as related interpretations (ICPC 03 / IFRIC 4, SIC 15 and SIC 27). The adoption of the new standard eliminates the accounting of operating lease for the lessee, presenting a single lease model consisting of initially recognizing all leases in assets and liabilities at present value and recognizing the depreciation of the right-of-use asset and the interest of the lease separately in the result. As of September 30, 2020, the balance of the account totaled R$128.9million. More details in our Quarterly Information (Note 28).

16

3.2 Balance Sheet – Assets

R$'000

Assets	Sep-20 (1)	Dec-19 (2)	Sep-19 (3)	Var.% (1/2)	Var.% (1/3)
CURRENT	**10,097,721**	**7,909,196**	**6,748,404**	**27.7**	**49.6**
Cash and cash equivalents	3,599,422	2,941,727	2,026,390	22.4	77.6
Bonds and securities	1,460	3,112	1,403	(53.1)	4.1
Collaterals and escrow accounts	136	147	125	(7.5)	8.8
Customers	2,938,154	3,120,168	3,037,616	(5.8)	(3.3)
Dividends receivable	55,474	70,092	41,786	(20.9)	32.8
CRC transferred to the State of Paraná	255,820	219,236	206,962	16.7	23.6
Sectorial financial assets	10,439	355,570	459,824	(97.1)	(97.7)
Account receivable related to concession	144,819	58,842	57,802	146.1	150.5
Contract Assets	110,468	107,443	103,836	2.8	6.4
Other current receivables	506,127	426,865	331,317	18.6	52.8
Inventories	145,271	130,442	119,066	11.4	22.0
Income tax and social contribution	209,048	236,929	190,394	(11.8)	9.8
Other current recoverable taxes	908,151	205,060	131,014	342.9	593.2
Prepaid expenses	31,089	33,563	40,635	(7.4)	(23.5)
Related parties	-	-	234	-	-
NON-CURRENT	**34,931,954**	**30,403,354**	**29,976,790**	**14.9**	**16.5**
Long Term Assets	**16,228,098**	**10,862,630**	**10,430,555**	**49.4**	**55.6**
Bonds and securities	298,857	278,969	260,393	7.1	14.8
Other temporary investments	21,077	27,734	23,759	(24.0)	(11.3)
Collaterals and escrow accounts	145,044	98,433	100,229	47.4	44.7
Customers	50,259	62,399	67,026	(19.5)	(25.0)
CRC transferred to the State of Paraná	1,107,487	1,131,449	1,153,240	(2.1)	(4.0)
Judicial deposits	484,888	504,190	509,212	(3.8)	(4.8)
Sectoral financial assets	31,317	118,419	242,299	(73.6)	(87.1)
Account receivable related to concession	2,495,397	2,558,796	2,521,121	(2.5)	(1.0)
Contract Assets	4,511,755	3,943,941	3,791,460	14.4	19.0
Other non-current receivables	808,878	661,759	316,861	22.2	155.3
Income tax and social contribution	131,597	142,532	179,136	(7.7)	(26.5)
Deferred income tax and social contribution	951,360	1,011,866	920,051	(6.0)	3.4
Other non-current recoverable taxes	5,190,116	322,011	345,614	1,511.8	1,401.7
Prepaid expenses	66	132	154	(49.9)	(57.1)
Investments	**2,637,242**	**2,523,179**	**2,424,466**	**4.5**	**8.8**
Property, plant and equipment, net	**9,433,805**	**10,592,103**	**10,765,376**	**(10.9)**	**(12.4)**
Intangible assets	**6,503,907**	**6,332,611**	**6,254,599**	**2.7**	**4.0**
Right to use an asset	**128,902**	**92,831**	**101,794**	**38.9**	**26.6**
TOTAL	**45,029,675**	**38,312,550**	**36,725,194**	**17.5**	**22.6**

17

3.3 Debt

Gross Debt

Copel's total consolidated debt totaled R$10,310.0 million on September 30, 2020, down 11.0% in relation to the amount recorded on on December 31, 2019, of R$11,572.1 million. It should be noted that there was a reclassification to Liabilities associated with assets classified as held for sale (Note 41).

As of September 30, 2020, the Company's gross debt represented 52.0% of consolidated shareholders’ equity, of R$20,329.4 million, equivalent to R$73.29 per share (Book Value per Share). The breakdown of the balance of loans, financing and debentures is shown in the table below:

Loans, financing and debentures maturities are presented below:

Endorsements and Guarantees

Until September 30th, 2020, the Company had R$977.9 million in guarantees and endorsements, as shown below.

18

Copel’s consolidated net debt (loans, financing and debentures less cash and cash equivalents) and the net debt/EBITDA ratio are shown in the following chart:

Net Debt by Subsidiary

The following table shows the gross debt and net debt of the subsidiaries:

19

Accounts Payable related to the Concession

Use of Public Property

It refers to the concession charges for the use of public property incurred since the execution of the project’s concession agreement until the end of the concession.

Provisions for Legal Claims

The Company is involved in a series of lawsuits in different courts and instances. Copel’s management, based on its legal advisors’ opinion, maintains a provision for legal claims for those cases assessed as probable losses. The balances of provisions for legal claims are as follows:

The lawsuits classified as possible losses (those that are not provisioned in the balance sheet), as estimated by the Company and its controlled companies at the end of September, 2020, totaled R$5,094.4 million, 47.4% higher than that registered in December 2019 (R$3,456.9 million), distributed in lawsuits of the following natures: civil (R$3,064.6 million), regulatory (R$987.6 million), fiscal (R$575.2 million), labor (R$457.9 million) and employee benefits (R$9.1 million). (Note 30.2).

20

3.4 Balance Sheet – Liabilities

21

4. Performance of the Main Companies

4.1 Copel Geração e Transmissão (Consolidated Result)

Copel GeT reached EBITDA of R$714.7 million in 3Q20, a reduction of 1.4% in relation to the R$724.7 million reached in 3Q19. This result is basically due to the recording of R$54.3 million in the "provisions and reversals" line, referring, above all, to civil lawsuits in the amount of R$54.2 million, compared to the reversal of R$165.1 million in 3Q19, mainly due to the positive impact of R$183.5 million of reversal of impairment on wind generation assets in that period. Except for the extraordinary effects listed below, adjusted EBITDA in 3Q20 was R$766.9 million, 41.7% higher than 3Q19.

This result is justified (i) by the 64.3% increase in the “Use of the main transmission grid” line due to the reflexes of the periodic tariff review of the 060/2001 main transmission concession agreement and the tariff adjustment applied to the other transmission agreements; and (ii) the 51.1% reduction in the cost of “electricity purchased for resale”, mainly due to the of lower costs of electricity purchased from Spot Market, due to the lower PLD in the period.

22

Also noteworthy are (i) the 24.4% increase in " electricity sales to distributors " revenue, due to the higher volume of energy sold through bilateral contracts, partially offset by the 17.0% drop in “electricity sales to final customers”, reflecting the lower volume of energy sold to free consumers in the quarter compared to the same period of the previous year, and (ii) the recording of R$52.5 million in the result of “Equity in earnings of subsidiaries” in the period, growth of 84.1% in relation to the R$28.5 million recorded in 3Q19.

Manageable costs, excluding provisions and reversals, grew by 8.8%, mainly due to the (i) 15.8% increase in “Personnel and management”, as a result of the increase in the provision for profit sharing (PLR) ) and performance bonus (PPD); and (ii) 19.2% in third party services, due to higher expenses with maintenance of the electric system, partially offset by the 1.0% drop in the “other operating costs and expenses” line, as a result of the revocation (in December 2019) of the law that instituted the Control, Monitoring and Inspection Rate of Exploration Activities and the Use of Water Resources (TCFRH).

Excluding the effects of provisions for Performance Incentive Program – “PPD” and Profit Sharing Program – “PLR’ , the personal and management account registered a 4.3% growth in relation to the amounts recorded in 3Q19.

In 3Q20, Copel GeT had a net income of R$409.1 million, 5.8% higher than the R$386.7 million recorded in 3Q19.

4.2 Copel Distribuição

Copel Distribuição reached EBITDA of R$336.7 million in 3Q20, an increase of 1.7% compared to R$331.1 million reached in 3Q19. Except for the extraordinary effects listed below, adjusted EBITDA in 3Q20 was R$344.5 million, an amount 4.0% higher than 3Q19.

23

This result is mainly due to (i) the 1.6% increase in “electricity sales to final customers” line, due to the 5.7% growth in the residential segment, despite the consolidated 4.8% drop in the captive market; and (ii) the 9.8% reduction in “electricity purchased for resale”, due to the reduction in the costs of electricity purchased from Spot Market; partially offset (i) by the 39.1% reduction in “Electricity sales to distributors”, given the reduction in the volume of energy sold in Spot Market, coupled with the reduction in PLD in the period; (ii) the 4.1% reduction in “Use of the main distribution grid”, mainly due to the negative economic effects of the pandemic of COVID on energy consumption, which impacted the reduction in the grid market; and (iii) the 48.8% increase in “Charges of main transmission grid”, due to the readjustment of tariffs, the increase in the amounts contracted and the increase in transmission facilities in the integrated system. Also noteworthy is the 59.5% increase in “Sectorial assets and liabilities result” line, with a positive effect of R$242.3 million in 3Q20 against R$151.9 million in 3Q19.

Manageable costs grew by 6.2% compared to 3Q19, mainly due to (i) the 5.5% increase in expenses with “personnel and management “, due to provisions for performance (PPD) and profit sharing (PLR) and the 2.92% salary adjustment applied in October 2019; (ii) the 8.0% growth in "third party services" due to higher expenses with maintenance of the electrical system and customer service; and (iii) the 55% increase in

24

“Other operating costs and expenses” line, mainly as a result of the higher record of losses due to deactivations, partially offset by the reduction in non-provisioned indemnities.

The “personal and management” line, with the exception of the effects of provisions for performance and profit sharing, fell 32.6% in relation to the amounts recorded in 3Q19, mainly due to the reduction in the number of employees through of the incentive dismissal program (PDI) held at the end of 2019

4.3 Copel Telecomunicações

As a result of the progress of the Copel Telecomunicações’ divestment process, Copel's Management concluded that, on September 30, 2020, the requirements of CPC 31 were met in order to classify the assets and liabilities of the telecommunications segment as held for sale and, still, for the disclosure of this segment as a discontinued operation. As a result, Copel Telecomunicações' revenues, costs and expenses are presented in a single line of Copel's consolidated income statement as of September 30, 2020 (except for depreciation / amortization of part of the assets that will be held at Copel after the sale and the items of "Personnel and management " and " Private pension and healthcare plans "). More information in Note 41.

Copel Telecom reached EBITDA of R$43.6 million in 3Q20, compared to the negative EBITDA of R$87.5 million reached in 3Q19, mainly reflecting the 58.2% reduction in operating costs and expenses due mainly to (i) the positive effect of R$11.2 million in 3Q20 related to the recognition of impairment, compared to the negative effect of R$81.0 million in 3Q19; (ii) the 79.6% reduction in the item “other operating costs and expenses”, mainly due to the lower record of asset write-offs and the remeasurement of amounts in the deactivation of customers; and (iii) the 21.7% reduction in expenses with third-party services due to better conditions for contracting services associated with the implementation of telecommunications networks and the optimization of the outsourced call center service.

25

Except for the extraordinary events listed below, in particular, the effect of customer infrastructure deactivations, Copel Telecom's adjusted EBITDA was R$48.2 million in 3Q20 versus R$49.0 million reached in 3Q19.

In 3Q20, Copel Telecom had a loss of R$0.6 million compared to a loss of R$75.9 million recorded in the same period of the previous year. The table below shows the main indicators of Copel Telecom:

4.4 Copel Comercialização (Copel Energia)

Copel Mercado Livre reached EBITDA of R$107.1 million in 3Q20, an amount 30.3% higher than the R$82.2 million in 3Q19, mainly due due to the effect of fair value (Mark-to Market) on the Energy Purchase and Sale Contracts, in the amount of R$103.5 million, which considers, among other items, the contracted energy portfolio, the variation of the market price curve and the discount rate used (NTN-B ).

26

Except for extraordinary effects, adjusted EBITDA in 3Q20 was R$3.7 million, compared to a negative result of R$0.6 million in 3Q19, justified by the 64.5% growth in “Electricity sales to final customers”, due to the increase in the volume of energy sold to free customers and bilateral contracts, partially offset by the 32.8% growth in expenses with “Electricity purchased for resale”.

4.5 Accounting Information

Accounting information concerning Copel’s interests in other companies on September, 30, 2020, is shown in the following table:

27

5. Investment Program

The following chart shows the investment program carried out in 3Q20 and scheduled for 2020:

28

6. Power Market and Tariffs

6.1 Captive Market – Copel Distribuição

Copel Distribuição’s captive market energy sales totaled 4,445 GWh in 3Q20, a decrease of 4.8%, as a consequence of the reduction in the consumption of commercial and industrial customers, mainly reflecting the strong decrease in the level of economic activity, effect of Covid-19 pandemic, partially offset by the 5.7% growth in consumption in the residential segment, influenced by the social isolation measures implemented since the second half of March that motivated people to stay at their homes. The following table shows the behavior of the captive market by consumption class:

For further details, access the Notice to the Market - IR 20/20 (link).

6.2 Grid Market (TUSD)

Copel Distribuição’s grid market, comprising the captive market, concessionaires and licensees in the state of Paraná, and all free consumers in the Company’s concession area, adjusted by removing consumers connected at 230 kV from the basis of comparison[1], decreed by 2.8% in terms of energy consumption in 3Q20, as illustrated in the following table:

[1] According to Aneel’s Normative Resolution no. 722/2016, consumers connected at 230kV voltage level must be part of the Basic Grid. The migration of these customers does not imply a reduction in revenue for the remuneration of the Distributor.

29

Energy consumption recorded in September 2020 indicates a positive trend, recovering to levels before the Covid-19 pandemic, after successive monthly falls. However, the result observed in 3Q20 was influenced by the negative results of the months of July and August, mainly due to the reduction of economic activity in several areas due to the effects of the Covid-19 pandemic, partially offset by the increase in consumption of the class residential and rural.

6.3 Electricity Sales

Copel’s energy supply —the volume of energy sold to final customers, which comprises sales in Copel Distribuição’s captive market and free market sales by Copel Geração e Transmissão and Copel Comercialização — decreased by 0.6% between July and September 2020.

The breakdown of energy sales by segment is illustrated below:

6.4 Total Energy Sold

Total energy sold by Copel in all markets, comprising sales by Copel Distribuição, Copel Geração e Transmissão, Wind Farms and Copel Comercialização totaled 13,914 GWh in the third quarter of 2020, an increase of 8.7% compared with the same period last year.

The following table illustrates the total energy sales by Copel, distributed among Copel Distribuição, Copel Geração e Transmissão, Wind Farms and Copel Comercialização:

30

31

6.5 Energy Flow

Energy Flow – Copel Dis

GWh

Energy Flow - Copel Dis	3Q20	3Q19	Var. %	9M20	9M19	Var. %
Itaipu	1,382	1,387	(0.4)	4,116	4,146	(0.7)
CCEAR – Group Companies	38	38	-	113	114	(0.9)
CCEAR – Other	2,900	3,122	(7.1)	8,641	9,209	(6.2)
Assigments - Mechanism for Compensation of Surpluses and Deficits (MCSD) EN[3]	197	-	-	588	-	-
CCEE (MCP)	-	-	-	12	-	-
Angra	243	245	(0.8)	724	733	(1.2)
CCGF	1,534	1,563	(1.9)	4,573	4,680	(2.3)
Proinfa	121	123	(1.6)	339	349	(2.9)
Elejor S.A	-	-	-	-	364	(100.0)
Available Power	**6,415**	**6,478**	**(1.0)**	**19,106**	**19,595**	**(2.5)**
Captive market	4,445	4,667	(4.8)	14,179	14,748	(3.9)
Concessionaries[1]	17	17	-	56	146	(61.6)
Electricity sales to distributor CCEE[2]	-	-	-	-	-	-
Assigments - Mechanism for Compensation of Surpluses and Deficits (MCSD) EN[3]	174	304	(42.8)	518	751	(31.0)
CCEE (MVE)[4]	110	276	(60)	328	358	(8)
CCEE (MCP)	773	477	62.1	1,743	1,291	35.0
Losses and differences	896	737	21.6	2,282	2,301	(0.8)
Basic network losses	108	91	18.7	421	348	21.0
Distribution losses	713	571	24.9	1,617	1,715	(5.7)
CG contract allocation	75	75	-	244	238	2.5

[1] Eletricity sales to concessionaries with own market of less than 500GWh / year

[2] Eletricity sales to the agent distributor of CCEE through a Regulated Bilateral Contract - CBR

[3] Assignments MCSD EN - Contractual assignments to other distributors through the Mechanism for Compensation of Surpluses and Deficits (MCSD)

[4] CCEE (MVE) - Financial settlemen of energy to the free market through the Surplus Selling Mechanism.

Energy Flow – Copel GeT

32

Energy Flow – Wind Farms

Energy Flow – Copel Comercialização

33

Consolidated Energy Flow (Jul to Sep 2020)

34

6.6 Tariffs

Sales to Distributors Average Tariff (CCEARs) – Copel Geração e Transmissão

Power Purchase Average Tariff – Copel Distribuição

R$ / MWh

Tariff*	Amount Average MW	Sep/20 (1)	Jun/20 (2)	Sep/19 (3)	Var. % (1/2)	Var. % (1/3)
Itaipu [1]	592.7	380.5	374.3	275.1	1.7	38.3
Auction – CCEAR 2010 – H30	69.9	240.1	236.7	235.7	1.4	1.9
Auction – CCEAR 2010 – T15 [2]	60.1	166.2	156.4	152.8	6.3	8.8
Auction – CCEAR 2011 – H30	57.9	247.6	244.2	243.0	1.4	1.9
Auction – CCEAR 2011 – T15 [2]	54.2	216.9	200.5	199.6	8.2	8.7
Auction – CCEAR 2012 – T15 [2]	107.5	151.6	165.7	249.0	(8.5)	(39.1)
Auction – CCEAR 2014 - 2019 [3]	0.0	0.0	0.0	164.1	-	-
Auction 2016 - T20[2]	26.6	166.3	169.3	164.9	(1.8)	0.8
Angra	110.2	282.4	282.4	256.8	0.0	10.0
CCGF [5]	699.7	114.5	109.5	106.4	4.6	7.6
Santo Antônio	137.8	153.7	151.5	150.8	1.5	1.9
Jirau	229.3	135.2	133.3	132.7	1.4	1.9
Others Auctions [6]	555.5	194.8	188.7	191.0	3.2	2.0
Total / Tariff Average Supply	**2,701**	**211.30**	**207.78**	**185.20**	**1.7**	**14.1**

[1] Furnas transport charge not included.

[2] Average auction price restated according as bilateral payment to vendors. It does not include hiring effects recorded by the CCEE.

[3] Energy Agreements.

[4] Capacity Agreements.

[5] Contract of quotas of assured power of those HPPs which concessions were extended pursuant the new rules of Law 12783/13.

[6] Products average price, without PROINFA.

With PIS/COFINS.

35

Sales to Final Customers Average Tariff Copel Distribuição

7. Capital Market

7.1 Capital Stock

Copel’s capital amounts to R$ 10,800.0 million. On September 30, 2020, the Company's capital was represented as follows:

36

7.2 Stock Performance

From January to September 2020, Copel’s common shares (ON - CPLE3) and class B preferred shares (PNB - CPLE6) were traded in 100% of the trading sessions of the B3 S.A. - Brasil, Bolsa, Balcão (B3). The free float accounted for 68.93 % of the Company’s capital. At the end of September 2020, the market value of Copel considering the prices of all markets was R$ 16,361.0 million.

Copel also accounted for 5.86% of the B3’s Electric Power Index (IEE). In the Corporate Sustainability Index (Ise), Copel class B preferred shares accounted for 2.5%.

On the B3, Copel’s common closed the period at R$57.80, with a negative variation of 16.35%. The PNB shares (CPLE6) closed the period at R$62.01, with a negative variation of 10,22%. In the same period the Ibovespa had negative change of 18.20%.

On the New York Stock Exchange (NYSE), common shares, represented by American Receipts Shares (ADRs), were traded at Level 1, under the ticker ELPVY, in 9% of the trading sessions and closed the period at US$10.20, with a negative variation of 40.35%; the class B preferred shares, represented by American Depositary Shares (ADSs), were traded at Level 3, under the ticker ELP, in 100% of the trading sessions and closed the period at US$11.02, with a negative variation of 34.9%. Over this period, the Dow Jones Index negative by 2.7%.

On the Latibex (the Euro market for Latin American securities on the Madrid Stock Exchange), Copel’s class B preferred shares were traded under the ticker XCOP in 65% of the trading sessions and closed the period at €9.35, with a negative variation of 38.5%. In the same period the Latibex All Shares index was negative by 43.1%. The table below summarizes Copel’s share prices in 9M20.

37

7.3 Dividends and Interest on Own Capital

The table below presents the payments of dividends and interest on own capital as of 2011:

38

8. Operating Performance

8.1 Power Generation

Assets in Operation

Below is the main information about Copel GeT’s power generating facilities and the power output between July and September 2020:

39

On March 24, 2017 Copel GeT filed a notice of intention with Aneel to extend the concession agreement of the TPP Figueira, noting, however, that it will only sign the necessary agreements and/or amendments after learning and accepting the terms and the rules that will govern to the extension of the grant. Regarding the concession of UTE Figueira, which expired in March 2019, the Company is awaiting the conclusion of the process, which is pending at Aneel, for the conclusion of any Addendum. The plant is in the process of modernization and will have as direct benefits the improvement in energy efficiency and the reduction of pollutant emissions in the atmosphere, compared to the old plant.

Wind Farms

Copel has 24 wind farms in operation divided into the São Bento Energia, Copel Brisa Potiguar and Cutia Wind Complexes. In the second quarter of 2020, these 24 wind farms generated 792.2 GWh of energy, as follows:

40

In addition, Copel GeT operates one plant under the quota system, as shown below:

Interest in Generation Projects

Copel holds interests in seven power generation projects at the operational stage, with a total installed capacity of 884.8MW, out of which 604.9MW refer to Copel´s stake, as shown below:

Interest in Wind Farms

Copel has 49% interest in the Voltalia São Miguel do Gostoso I Participações S.A. wind complex, in the State of Rio Grande do Norte. The energy output of the enterprise was sold in the Fourth Reserve Energy Auction under twenty-year contracts, with supply beginning in July, 2015, according to the table below.

41

Under Construction

Bela Vista SHP

In August 2018 Copel was granted the right to build Bela Vista SHP with 29 MW of installed capacity. With an estimated investment of R$ 200.0 million, the project, which has 29.4 MW of installed capacity and assured power of 16.6 average MW, will be built on the Chopim River, close to the cities of São João and Verê, located in the southwest of the state of Paraná. At ANEEL's A-6/2018 auction, Bela vista sold the following:

Jandaíra Wind Farm Complex

On October 18, 2019, Copel GeT in consortium with the subsidiary Cutia Empreendimentos Eólicas, participated in the A-6 new power generation auction and sold 14.4 average MW of the Jandaíra wind farm complex, approximately 30% of the Assured Power, as follows:

8.2 Transmission

Assets in Operation

The chart below shows the transmission concession agreements and the design of the substations clusters and the transmission lines in operation:

42

Subsidiary / SPC	Contract	Enterprise	TL	Substation		APR[1] with PA reduction (R$ million)	Concession Expiration
			Extension (km)	Amount	MVA		
Copel GeT	060/2001[2]	Several	2,072	34	12,352	505.4	12.31.2042
Copel GeT	075/2001[3]	TL Bateias - Jaguariaiva	137	-	-	11.6	08.16.2031
Copel GeT	006/2008	TL Bateias - Pilarzinho	32	-	-	1.1	03.16.2038
Copel GeT	027/2009	TL Foz - Cascavel Oeste	116	-	-	12.7	11.18.2039
Copel GeT	001/2010	LT Araraquara II — Taubaté	334	-	-	32.0	10.05.2040
Copel GeT	015/2010	Cerquilho III Substation	-	1	300	5.2	10.05.2040
Copel GeT	022/2012	TL Foz do Chopim - Salto Osório LT Londrina - Figueira	102	-	-	6.2	08.26.2042
Copel GeT	002/2013	TL Assis — Paraguaçu Paulista II	83	1	200	9.7	02.24.2043
Copel GeT	005/2014	TL Bateias - Curitiba Norte	31	1	300	10.2	01.28.2044
Copel GeT	021/2014	TL Foz do Chopim - Realeza	52	1	150	8.0	09.04.2044
Copel GeT	022/2014	TL Assis – Londrina	122	-	-	20.8	09.04.2044
Copel GeT	006/16[4]	LT Baixo Iguaçu - Realeza; LT Uberaba - Curitiba Centro; SE Medianeira; SE Curitiba Centro; SE Andirá leste (Lote E)	53	3	900	80.5	04.06.2046
Costa Oeste Copel Get - 100%	001/2012	TL Cascavel Norte - Cascavel Oeste TL Cascavel Norte - Umuarama Sul Umuarama Sul Substation	160	1	300	12.8	01.11.2042
Marumbi Copel GeT - 100%	008/2012	TL Curitiba - Curitiba Leste	29	1	300	19.9	05.09.2042
Uirapuru Transmissora Copel GeT - 100%	002/2005	LT Ivaiporã - Londrina	120	-	-	37.1	03.04.2035
Subtotal Copel GeT[5]			3,443	43	14,802	773.2	
Caiuá Transmissora Copel GeT - 49% Elecnor - 51%	007/2012	TL Guaíra - Umuarama Sul TL Cascavel Norte - Cascavel Oeste Santa Quitéria Substation / Cascavel Norte Substation	142	2	700	11.8	05.09.2042
Integração Maranhense Copel GeT - 49% Elecnor - 51%	011/2012	TL Açailandia - Miranda II	365	-	-	17.8	05.09.2042
Matrinchã Copel GeT - 49% State Grid - 51%	012/2012	TL Paranaíta - Ribeirãozinho	1,005	3	-	97.7	05.09.2042
Guaraciaba Copel GeT - 49% State Grid - 51%	013/2012	LT Ribeirãozinho - Marimbondo	600	1	-	48.4	05.09.2042
Paranaíba Copel GeT - 24,5% Furnas - 24,5% State Grid - 51%	007/2012	TL Barreiras II - Pirapora II	953	-	-	35.4	05.01.2043
Cantareira Copel GeT - 49% Elecnor - 51%	19/2014	LT Estreito - Fernão Dias	342	-	-	52.2	09.04.2044
Mata de Santa Genebra Copel GeT - 50,1% Furnas - 49,9%	001/14	LT Araraquara II - Bateias	885	1		124.6	
Subtotal SPEs[6]			4,292	7	1,100	388.0	
Total			7,735	50	15,902	1161.2	

[1] Proportion to the participation of Copel in the venture. Updated according to Aneel Aproval Resolution No. 2565/2019 of 06.28.2019.

[2] Renewed contract pursuant to Law 12,783/13.

[3] From the 10.31.2018 APR reduced 50%.

[4] In the implementation of the Andirá Leste and Medianeira substations, the construction of 38 km of sectioning lines, being 2 km for Contract 060/2001 and 36 km for non-Copel GeT TLs, which despite being covered by RAP, due to the investment will not be added to Copel's assets.

[5] Consolidated Income.

[6] Equity in Earning of Subsidiaries.

43

Assets under Construction

Copel GeT is substantially increasing its share of the transmission segment through its own investment and partnerships in special purpose companies - SPCs. The projects sum up a total of 1,027 km of transmission lines and one substation and will generate an APR of R$163.2 million in proportion to Copel GeT’s stake in the enterprises, as detailed in the table below.

Lot E

The commercial operation of part of the projects that compose Lot E of Transmission Auction No. 005/2015 began ahead of schedule. Fully sold to Copel GeT, Lot E is comprised of 230 km of transmission lines and 3 substations, totaling 900 MVA of power and expected ARP of R$119.0 million (2020/2021 cycle). On June 18, 2019, the 230kV Medianeira Substation started its commercial operation 3 months ahead of Aneel's deadline, providing an APR of R$13.4 million. In addition, the Baixo Iguaçu - Realeza 230kV Transmission Line, which also makes up Lot E, started its commercial operation on August 5, 2019, 1 year and 7 months ahead of the schedule established by Aneel (March/21), adding about R$6.2 million to the annual revenue. On September 1, 2019, the 230 kV GIS Curitiba Centro substation and the 230 kV Uberaba - Curitiba Centro double circuit underground transmission line were first energized, providing an APR of R$44.3 million. On September7, 2019, the 230 kV Andirá Leste substation was also energized, which stands for an APR of R$15 million. As a result, R$80.5 million were added to the Company’s annual revenue (2020-2021 cycle), approximately 67.6% of the amount forecast for when all the projects in Lot E are 100% operational.

8.3 Distribution

Concession agreement

In December 2015, the Company signed the fifth amendment to the Public Electricity Distribution Concession Agreement No. 46/1999 of Copel Distribuição S.A., extending the concession term to July 7, 2045. The concession agreement imposes economic and financial efficiency and quality requirements. Failure to comply with the requirements for two consecutive years or any of the limits at the end of the first five years will result in the termination of the concession. From the sixth year following the execution of the agreement, any breach of quality criteria for three consecutive years or economic and financial management criteria for two consecutive years will result in forfeiture proceedings. The following chart shows the goals set for Copel Distribuição in the first 5 years following the renewal of the concession agreement:

44

Operating Data

In the distribution business, Copel serves more than 4.7 million energy customers in 1,113 locations, belonging to 394 municipalities in State of Paraná and one in the State of Santa Catarina. Copel Distribuição operates and maintains the installations at13.8 kV, 34.5 kV, 69 kV and 138 kV voltage levels.

Compact Distribution Lines

Copel Distribuição has continued to implement compact distribution lines in urban areas with a high concentration of trees in the vicinity of the distribution grids. This technology avoids the cutting down or trimming of trees and improves the quality of power supply by reducing the number of outages. At the end of September 2020, the total length of compact distribution lines in operation was 13,151km.

Secondary Isolated Lines

Copel Distribuição has also invested in low-voltage (127/220V) secondary isolated lines, which offer substantial advantages over regular overhead lines, including: improvement in DEC and FEC distribution performance indicators, defense against illegal connections, improved environmental conditions, reduced areas subject to tree trimming, improved safety, reduced voltage drops throughout the grid, and increased transformer useful life, due to the reduction of short-circuits, among other advantages. At the end of September 2020, the total length of installed secondary isolated lines was 19,824km.

45

Quality of Supply

The two main indicators of power supply quality are DEC (outage duration) and FEC (outage frequency). The trends for these indicators, as well as for total time service, are shown below:

8.4 Telecommunications

Copel Telecomunicações has an optical backbone/backhaul made up of a high capacity intermunicipal transmission network and the access network. The access network can be multi-point (GPON) or point-to-point (conventional), thus connecting customers to Copel Telecom’s data transmission network and providing the contracted services, totaling 982 thousand homes passed. On September 30, 2020, the carrier had 170,002 end customers with a 36,206km backbone / backhaul cable network, carrying data with ultra-speed and managing an optical ring that serves the 399 municipalities of the state of Paraná, with a portfolio of data, voice and datacenter products.

Copel Telecomunicações Fiber Optic Network

Map of the State of Paraná

46

8.5 Equity Interests

Other Sectors

Copel holds interests in companies in the gas, telecommunications, and service sectors, as shown below:

8.6 New Projects

Project Portfolio

Copel holds interests in different power generation projects. When these projects go into commercial operation, they will add 263.8MW of installed capacity to the Company's portfolio (in proportional to the Company’s stake in the enterprises).

47

Copel, in partnership with other companies, is also developing studies in the lower reaches of the Chopim river that may enable other hydroelectric projects. As for wind power generation, there are studies for the feasibility of new wind farms in the State of Rio Grande do Norte, where Copel already has wind assets. The short-term objective is to register such projects with the Energy Research Company - EPE to enable participation in the upcoming auctions to be organized by the Federal Government. Until the effective energy commercialization of the projects, their technical characteristics may be adjusted, since Copel's engineering team is conducting optimization studies, in order to make the projects more competitive., since Copel's engineering is conducting optimization studies, in order to make the projects more competitive.

Interest in Feasibility Study

Hydroelectric Potential Surveyed Along the Piquiri River

The feasibility studies for the four hydroelectric power plants making up the hydroelectric potential of the Piquiri River, in Paraná, were submitted by Copel GeT and accepted by Aneel in 2012. The projects are in the process of environmental licensing with the Environmental Institute of Paraná. The following table features these plants, which have a joint installed capacity of 459.3 MW:

9. Other Information

9.1 Human Resources

Copel’s workforce closed 3Q20 at 7,006 employees distributed. The table below shows employee number trends in the Company and its subsidiaries in the last four years:

48

Compagas, Elejor and UEG Araucária, companies in which Copel holds a majority interest, had 149, 7 and 15 employees, respectively.

At the end of September 2020, Copel Distribuição had 4,797,523 customers, representing a consumer-to-employee ratio of 982.5.

49

9.2 Main Operational Indicators

50

9.3 Conference Call 3Q20 Results

Information about 3Q20 Results Conference Call:

>	Friday, Novembert13, 2020, at 10:00 a.m. (Brazilian time)
>	Telephone: (+1 646) 843-6054
>	Code: Copel

A live webcast of the conference call will be available at: ir.Copel.com

Please connect 15 minutes before the call.

Investor Relations – Copel

ri@Copel.com

Telephone: (+ 55 41) 3331-4011

The information contained in this press release may contain forward-looking statements that reflect management’s current view and estimates of future economic circumstances, industry conditions, company performance, and financial results. Any statements, expectations, capabilities, plans and assumptions contained in this press release that do not describe historical facts such as statements regarding the declaration or payment of dividends, the direction of future operations, the implementation of relevant operating and financial strategies, the investment program, factors or trends affecting the Company’s financial condition, liquidity or results of operations are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and involve a number of risks and uncertainties. There is no guarantee that these results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

51

Exhibit I – Consolidated Cash Flow Statement

R$'000

Consolidated Cash Flow	9M20	9M19
Cash flows from operational activities		
Net income for the period	2,786,303	1,466,414
Adjustments to reconcile net income for the period with cash generated from operating activities	299,205	1,874,222
Depreciation and Amortization	380,651	632,104
Unrealized monetary and cambial variation and debt charges - net	(56,953)	(64,910)
Result from the business combination carried out with exchange of assets - surplus value	(513,971)	(332,658)
Realization of gains / losses of surplus value in business combinations	(1,845,346)	(107,453)
Gain on transmission concession agreement	1,225,169	471,541
Reversal of estimates of losses on transmission concession contracts	109,437	203,176
Sectorial financial assets and liabilities result	(83,399)	(40,232)
Interest - bonus from the grant of concession agreements under the quota system	70,763	74,693
Recovery of PIS/Pasep Cofins over ICMS	89,843	95,669
Gain on remeasurement of the cash flow from the RBSE assets	100,814	95,355
Result of the adoption of the Special Tax Regularization Program	(12,977)	(24,550)
Result of the renegotiation of the hydrological risk	(234,768)	(73,604)
Equity in earnings of investees	741,896	739,377
Recognition of fair value of assets related to concession compensation	415,540	165,798
Result from the change of the investment valuation method	(138,231)	(99,180)
Income tax and social contribution	(28,310)	-
Deferred Income tax and social contribution	52	43
Reversal of provision for losses from devaluation of investments	3,705	5,368
Net operating estimated losses, provisions and reversals	53,735	111,251
Appropriation of acturial calculation of post-employment benefits	21,567	21,061
Appropriation of pension and healthcare contributions	(12)	(41)
Decrese (increase) in assets	1,665,716	639,814
Increase (reduction) of liabilities	(550,310)	(526,885)
Income tax and social contribution paid	(479,129)	(540,121)
Loans and financing - interest due and paid	(140,398)	(258,452)
Debentures - interest due and paid	(348,483)	(561,688)
Lease liabilities paid	(5,035)	(7,495)
Net cash generated from operating activities	3,227,869	2,085,809
Cash flows from investing activities		
Financial investments	(58,179)	67,656
Receipt of loans and financing granted to related parties	-	-
Acquisitions of contract assets	(871,661)	(703,261)
Customers contributions - contract assets	76,213	75,087
Acquisitions of subsidiaries - effect on cash	-	(123,794)
Additions in investments	(56,899)	(68,193)
Capital reduction of investees	228	35,035
Additions to property, plant and equipment	(238,200)	(379,899)
Customers contributions - property, plant and equipment	-	-
Additions to intangible assets	(9,350)	(3,392)
Net cash generated (used) by investing activities	(1,157,848)	(1,100,761)
Cash flows from financing activities		
Loans and financing obtained from third parties	263,000	742,333
Issue of Debentures	-	2,070,282
Payments of principal - loans and financing	(203,058)	(1,609,388)
Payments of principal - debentures	(681,797)	(1,713,339)
Payments of principal - lease liabilities	(33,498)	(22,337)
Dividends and interest on own capital paid	(594,585)	(374,618)
Net cash used by financing activities	(1,249,938)	(907,067)
Increase (decrease) in cash and cash equivalents	820,083	77,981
Cash and cash equivalents at the beginning of the year	2,941,727	1,948,409
Cash and cash equivalents at the end of the year	3,599,422	2,255,553
Change in cash and cash equivalents	657,695	307,144

52

Exhibit II – Financial Statements – Wholly Owned Subsidiaries

Income Statement – Copel Geração e Transmissão (Consolidated)

53

Income Statement – Copel Distribuição

54

Income Statement – Copel Telecomunicações

R$ '000

Income Statement	3Q20 (1)	2Q20 (2)	3Q19 (3)	Var.% (1/3)	9M20 (4)	9M19 (5)	Var.% (4/5)
NET OPERATING REVENUES	**94,914**	**93,368**	**102,212**	(7.1)	**285,743**	**319,074**	(10.4)
Revenues from telecommunications	94,466	92,682	101,641	(7.1)	283,868	315,583	(10.0)
Other operating revenues	448	686	571	(21.6)	1,875	3,491	(46.3)
OPERATING COSTS AND EXPENSES	**(87,745)**	**(77,403)**	**(209,781)**	**(58.2)**	**(257,865)**	**(401,758)**	**(35.8)**
Personnel and management	(16,981)	(16,175)	(14,800)	14.7	(48,529)	(47,845)	1.4
Pension and healthcare plans	(2,766)	(2,706)	(2,805)	(1.4)	(8,370)	(8,454)	(1.0)
Materials and supplies	(679)	(314)	(336)	102.1	(1,266)	(1,381)	(8.3)
Third-party services	(15,290)	(18,666)	(19,526)	(21.7)	(49,724)	(67,168)	(26.0)
Depreciation and amortization	(36,441)	(36,670)	(20,049)	81.8	(110,352)	(64,261)	71.7
Provisions and reversals	(2,252)	18,261	(86,775)	(97.4)	12,210	(93,135)	-
Other cost and expenses	(13,336)	(21,134)	(65,490)	(79.6)	(51,834)	(119,514)	(56.6)
PROFIT BEFORE FINANCIAL RESULTS AND TAXES	**7,169**	**15,965**	**(107,569)**	-	**27,878**	**(82,684)**	-
FINANCIAL RESULTS	**(8,203)**	**(1,597)**	**(7,226)**	**13.5**	**(19,537)**	**(25,727)**	**(24.1)**
Income tax and social contribution on profit	5,326	5,299	5,864	(9.2)	17,408	12,705	37.0
Deferred income tax and social contribution on profit	(13,529)	(6,896)	(13,090)	3.4	(36,945)	(38,432)	(3.9)
OPERATIONAL EXPENSES / INCOME	**(1,034)**	**14,368**	**(114,795)**	**(99.1)**	**8,341**	**(108,411)**	-
INCOME TAX AND SOCIAL CONTRIBUTION ON PROFIT	**403**	**(5,162)**	**38,888**	**(99.0)**	**(2,993)**	**36,799**	-
Income tax and social contribution on profit	(5,175)	(1,649)	7,058	-	(10,558)	(3,847)	174.4
Deferred income tax and social contribution on profit	5,578	(3,513)	31,830	(82.5)	7,565	40,646	(81.4)
NET INCOME (LOSS)	**(631)**	**9,206**	**(75,907)**	(99.2)	**5,348**	**(71,612)**	-
EBITDA	**43,610**	**52,635**	**(87,520)**	-	**138,230**	**(18,423)**	-

55

Income Statement – Copel Comercialização

R$'000

Income Statement	3Q20 (1)	2Q20 (2)	3Q19 (3)	Var.% (1/3)	9M20 (4)	9M19 (5)	Var.% (4/5)
OPERATING REVENUES	**706,749**	**513,522**	**534,791**	32.2	**1,759,112**	**1,288,174**	36.6
Electricity sales to final customers	235,632	203,143	143,275	64.5	644,821	389,585	65.5
Electricity sales to distributors	365,976	272,967	308,489	18.6	967,832	798,651	21.2
Other operating revenues	105,140	37,412	83,027	26.6	146,459	99,938	46.5
OPERATING COSTS AND EXPENSES	**(599,662)**	**(484,628)**	**(452,607)**	**32.5**	**(1,611,191)**	**(1,182,356)**	**36.3**
Electricity purchased for resale	(595,453)	(477,684)	(448,425)	32.8	(1,595,494)	(1,170,551)	36.3
Personnel and management	(2,973)	(3,646)	(2,919)	1.8	(9,441)	(8,281)	14.0
Pension and healthcare plans	(353)	(350)	(374)	(5.6)	(1,079)	(1,060)	1.8
Materials and supplies	(1)	(3)	(5)	(78.1)	(6)	(13)	(53.8)
Third-party services	(270)	(727)	(530)	(49.1)	(1,441)	(1,263)	14.1
Depreciation and amortization	(27)	(11)	(12)	127.4	(50)	(33)	51.5
Provisions and reversals	827	(1,717)	(2)	-	(1,121)	9	-
Other cost and expenses	(1,412)	(488)	(340)	315.3	(2,559)	(1,164)	119.8
EQUITY IN EARNINGS OF SUBSIDIARIES	**(20)**	**(33)**	**(31)**	**(35.0)**	**(88)**	**(79)**	**10.8**
PROFIT BEFORE FINANCIAL RESULTS AND TAXES	**107,066**	**28,861**	**82,153**	**30.3**	**147,833**	**105,739**	**39.8**
FINANCIAL RESULTS	**2,225**	**2,632**	**1,110**	**100.4**	**6,718**	**11,805**	**(43.1)**
Financial income	2,236	2,677	1,293	73.0	6,798	12,073	(43.7)
Financial expenses	(12)	(44)	(183)	(93.5)	(80)	(268)	(70.1)
OPERATIONAL EXPENSES/ INCOME	**109,291**	**31,493**	**83,263**	**31.3**	**154,551**	**117,544**	**31.5**
INCOME TAX AND SOCIAL CONTRIBUTION ON PROFIT	**(37,170)**	**(10,898)**	**(28,376)**	**31.0**	**(52,733)**	**(39,995)**	**31.8**
Income tax and social contribution on profit	(1,287)	(519)	9,865	-	(4,301)	-	-
Deferred income tax and social contribution on profit	(35,883)	(10,379)	(38,241)	(6.2)	(48,432)	(39,995)	21.1
NET INCOME (LOSS)	**72,121**	**20,596**	**54,887**	**31.4**	**101,818**	**77,549**	**31.3**
EBITDA	**107,093**	**28,872**	**82,165**	**30.3**	**147,883**	**105,772**	**39.8**

56

Exhibit III – Financial Statements by Company

Balance Sheet by Company

57

R$'000

Assets - Dec-19	Geração e Transmissão	Distribuição	Telecom	Compagas	Elejor	UEG Araucária	Comercialização	Wind Farms	Costa Oeste SPC, Marumbi SPC and Uirapuru SPC	Holding	Eliminations	Consolidated
CURRENT	**1,428,907**	**4,631,991**	**528,754**	**313,896**	**80,079**	**80,788**	**229,630**	**541,711**	**55,751**	**1,018,427**	**(1,000,738)**	**7,909,196**
Cash and cash equivalents	513,006	1,372,666	426,548	141,696	37,878	7,119	9,713	379,677	28,067	25,304	53	2,941,727
Bonds and securities	-	-	-	-	-	1,696	1,326	-	-	90	-	3,112
Collaterals and escrow accounts	-	51	-	96	-	-	-	-	-	-	-	147
Customers	403,756	2,347,645	51,668	99,839	35,644	57,493	159,327	81,597	6,016	-	(122,817)	3,120,168
Dividends receivable	130,052	-	-	-	-	-	-	25,694	-	760,719	(846,373)	70,092
CRC transferred to the State Government of Paraná	-	-	-	-	-	-	-	-	-	219,236	-	219,236
Sectorial financial assets	-	355,570	-	-	-	-	-	-	-	-	-	355,570
Account receivable related to concession	58,842	-	-	-	-	-	-	-	-	-	-	58,842
Contract Assets	86,810	-	-	-	-	-	-	-	20,633	-	-	107,443
Other current receivables	110,689	257,808	2,487	1,717	5,204	234	13,805	40,811	967	1,068	(7,925)	426,865
Inventories	25,471	96,470	7,607	842	52	-	-	-	-	-	-	130,442
Income tax and social contribution	53,171	99,659	31,691	1,315	-	4,659	33,222	7,289	43	5,876	4	236,929
Other current recoverable taxes	28,939	75,968	8,616	68,159	1,212	9,330	12,234	602	-	-	-	205,060
Prepaid expenses	9,400	19,954	137	232	89	257	3	3,371	25	95	-	33,563
Related parties	8,771	6,200	-	-	-	-	-	2,670	-	6,039	(23,680)	-
NON-CURRENT	**15,741,038**	**8,802,531**	**998,344**	**591,097**	**545,075**	**340,745**	**460,742**	**5,593,320**	**379,778**	**19,054,696**	**(22,104,012)**	**30,403,354**
Long Term Assets	**4,376,959**	**3,051,058**	**137,770**	**576,190**	**24,458**	**48,219**	**460,312**	**339,074**	**379,728**	**1,765,741**	**(296,879)**	**10,862,630**
Bonds and securities	104,966	1,506	-	7,894	-	-	-	161,205	3,398	-	-	278,969
Other temporary investments	-	-	-	-	-	-	-	-	-	27,734	-	27,734
Collaterals and escrow accounts	-	98,433	-	-	-	-	-	-	-	-	-	98,433
Customers	-	47,361	13,129	-	1,909	-	-	-	-	-	-	62,399
CRC transferred to the State Government of Paraná	-	-	-	-	-	-	-	-	-	1,131,449	-	1,131,449
Judicial deposits	75,948	270,832	14,393	124	120	4,958	13,217	379	-	124,219	-	504,190
Sectoral financial assets	-	118,419	-	-	-	-	-	-	-	-	-	118,419
Account receivable related to concession	1,397,593	836,818	-	324,385	-	-	-	-	-	-	-	2,558,796
Contract Assets	2,706,941	844,284	-	26,734	-	-	-	-	376,330	-	(10,348)	3,943,941
Other receivables	28,556	26,592	94	141,528	62	10,388	447,095	-	-	7,444	-	661,759
Income tax and social contribution	459	18,122	-	-	-	-	-	-	-	123,951	-	142,532
Deferred income tax and social contribution	-	701,018	101,389	-	22,222	32,873	-	-	-	154,364	-	1,011,866
Other recoverable taxes	62,430	87,673	8,765	75,459	-	-	-	87	-	87,597	-	322,011
Prepaid Expenses	66	-	-	66	-	-	-	-	-	-	-	132
Receivables from subsidiaries	-	-	-	-	145	-	-	177,403	-	108,983	(286,531)	-
Investments	**5,145,391**	**813**	**-**	**-**	**-**	**7,969**	**247**	**2,340,477**	**-**	**17,286,220**	**(22,257,938)**	**2,523,179**
Property, Plant and Equipment, net	**6,118,013**	**-**	**833,974**	**-**	**365,689**	**283,503**	**53**	**2,912,150**	**22**	**1,143**	**77,556**	**10,592,103**
Intangible Assets	**79,024**	**5,703,686**	**19,844**	**-**	**154,496**	**29**	**123**	**811**	**28**	**1,321**	**373,249**	**6,332,611**
TOTAL	**17,169,945**	**13,434,522**	**1,527,098**	**904,993**	**625,154**	**421,533**	**690,372**	**6,135,031**	**435,529**	**20,073,123**	**(23,104,750)**	**38,312,550**

58

R$'000

Liabilities - Set-20	Geração e Transmissão	Distribuição	Telecom	Compagas	Elejor	UEG Araucária	Comercialização	Wind Farms	Costa Oeste SPC, Marumbi SPC and Uirapuru SPC	FDA	Bela Vista	Holding	Eliminations	Consolidated
CURRENT	1,925,531	3,610,054	83,246	241,079	90,035	96,001	247,062	220,429	13,890	49,956	9,760	1,007,884	(369,978)	7,224,949
Social charges and accruals	114,240	266,141	23,717	12,559	435	548	3,869	85	14	-	18	13,070	-	434,696
Associated companies and parent company	5,792	8,141	-	-	-	40,335	211	5,901	176	356	60	282,029	(343,001)	-
Suppliers	231,456	1,065,497	18,326	35,491	2,262	14,801	224,286	25,173	1,608	27,086	9,233	4,228	(207,800)	1,451,647
Income Tax and Social Contribution payable	143,873	617,943	3,237	14,088	-	-	-	5,237	497	6,758	8	14,531	(3,237)	802,935
Other taxes	62,853	410,523	11,590	5,424	1,272	481	3,013	6,320	534	7,297	389	505	(11,590)	498,611
Loans and financing	126,088	19,872	483	-	-	-	-	54,671	7,922	-	-	386,153	(3,882)	591,307
Debentures	742,472	346,455	19,698	27,414	-	-	-	40,094	-	-	-	302,624	(19,698)	1,459,059
Dividends payable	377,333	-	-	136,970	-	30,717	88	49,427	2,424	-	51	3,601	(523,751)	76,860
Post employment benefits	17,118	47,316	2,445	-	-	-	49	34	-	-	-	225	-	67,187
Customer charges due	13,869	-	-	-	-	-	-	-	261	2,731	-	-	-	16,861
Research and development and energy efficiency	54,358	278,322	-	-	8,047	9,054	-	-	62	789	-	-	-	350,632
Payables related to concession	6,557	-	-	-	76,441	-	-	-	-	-	-	-	-	82,998
Sectorial financial liabilities	-	286,836	-	-	-	-	-	-	-	-	-	-	-	286,836
Other accounts payable	7,399	28,111	2,303	934	149	61	34	135	-	-	-	153	(2,303)	36,976
Provisions for litigation	22,123	114,249	1,447	8,199	1,429	4	15,512	33,352	392	4,939	1	765	(1,448)	200,964
NON-CURRENT	5,407,660	8,369,521	740,702	84,212	557,823	6,757	348,087	1,693,447	64,066	1,934	1,886	1,280,288	(1,081,083)	17,475,300
Associated companies and parent company	-	-	-	-	-	-	-	252,210	-	-	-	-	(252,210)	-
Suppliers	139,407	-	-	-	-	-	-	2	-	-	-	-	-	139,409
Deferred income tax and social contribution	298,916	-	-	29,345	-	-	78,466	14,562	12,606	269	20	-	(11,271)	422,913
Tax liabilities	46,745	576,804	12,146	-	-	4,576	269	342	-	-	-	2,948	(12,146)	631,684
Loans and financing	1,358,196	182,801	-	-	-	-	-	814,716	42,846	-	-	406,559	(151,240)	2,653,878
Debentures	2,561,817	2,010,248	637,116	1,469	-	-	-	533,364	-	-	-	498,934	(637,116)	5,605,832
Post-employment benefits	299,050	774,536	50,995	9,468	-	426	3,960	549	-	-	-	9,001	-	1,147,985
Research and development and energy efficiency	67,091	237,456	-	-	-	-	-	-	2,410	1,665	-	-	-	308,622
Payables related to the concession	45,977	-	-	-	557,670	-	-	-	-	-	-	-	-	603,647
Sectorial financial liabilities	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Other payables	11,260	70,087	3,469	13,970	153	911	94	587	-	-	-	294	(3,469)	97,356
Tax, social security, labor and civil provisions	33,443	6,147	-	29,363	-	-	264,929	76,486	-	-	-	1,958	-	412,326
EQUITY	10,584,120	7,606,407	715,477	494,292	(4,519)	165,908	367,172	4,323,951	379,590	658,296	179,356	20,057,389	(25,198,013)	20,329,425
Attributable to controlling shareholders	10,584,120	7,606,407	715,477	494,292	(4,519)	165,908	367,172	4,323,951	379,590	658,296	179,356	20,057,389	(25,470,050)	20,057,389
Capital	5,765,226	5,341,443	695,423	220,966	35,503	752,721	159,090	4,432,186	159,941	406,363	67,738	10,800,000	(18,036,600)	10,800,000
Advance for Future Capital Increase	-	-	-	-	-	-	18,730	46,121	-	3,145	111,533	-	(179,529)	-
Capital reserves	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Equity valuation adjustments	659,427	(107,225)	(2,637)	(1,747)	256	445	(1,921)	1,623	-	-	-	546,677	(548,221)	546,677
Legal Reserves	575,402	171,141	17,343	39,345	7,100	-	9,092	11,747	13,335	-	11	1,014,248	(844,516)	1,014,248
Retained earnigs	2,529,017	520,092	-	194,054	-	-	80,363	128,819	162,800	-	154	4,846,239	(3,615,299)	4,846,239
Additional proposed dividends	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Accrued earnings (losses)	1,055,048	1,680,956	5,348	41,674	(47,378)	(587,258)	101,818	(296,545)	43,514	248,788	(80)	2,850,225	(2,245,885)	2,850,225
Attributable to noncontrolling interests	-	-	-	-	-	-	-	-	-	-	-	-	272,037	272,037
TOTAL	17,917,312	19,585,983	1,539,422	819,584	643,337	268,664	962,321	6,237,827	457,546	710,186	191,002	22,345,561	(26,649,074)	45,029,675

59

R$'000

Liabilities - Dec/19	Geração e Transmissão	Distribuição	Telecom	Compagas	Elejor	UEG Araucária	Comercialização	Wind Farms	Costa Oeste SPC, Marumbi SPC and Uirapuru SPC	Holding	Eliminations	Consolidated
CURRENT	**1,949,980**	**2,469,159**	**88,294**	**236,190**	**85,647**	**91,066**	**168,016**	**266,997**	**23,526**	**958,871**	**(992,125)**	**5,345,621**
Social charges and accruals	84,111	212,276	20,119	8,530	344	517	2,586	72	49	8,437	3	337,044
Associated companies and parent company	6,682	10,942	-	-	-	-	264	4,968	102	696	(23,654)	-
Suppliers	268,479	1,111,573	24,502	83,034	3,684	59,053	153,037	99,019	722	3,956	(121,779)	1,685,280
Income Tax and Social Contribution payable	298	-	2,350	43,414	4,726	-	-	6,909	586	1,811	38	60,132
Other taxes	112,231	353,649	10,576	15,103	1,346	382	2,591	4,095	230	120	745	501,068
Loans and financing	121,278	30,198	4,807	-	-	-	-	52,829	7,948	39,628	(1,167)	255,521
Debentures	739,788	22,302	18,227	34,547	-	-	-	34,429	-	315,008	-	1,164,301
Dividends payable	464,450	266,050	-	44,179	-	30,718	88	56,754	11,865	588,563	(846,311)	616,356
Post employment benefits	16,904	46,151	2,468	-	-	-	68	35	-	378	-	66,004
Customer charges due	16,208	12,232	-	-	-	-	-	-	68	-	-	28,508
Research and development and energy efficiency	80,406	285,559	-	-	7,640	215	-	-	1,575	-	-	375,395
Payables related to concession	5,631	-	-	-	67,401	-	-	-	-	-	-	73,032
Other accounts payable	10,456	16,967	3,812	1,698	152	177	1	152	-	158	-	33,573
Provisions for litigation	23,058	101,260	1,433	5,685	354	4	9,381	7,735	381	116	-	149,407
NON-CURRENT	**5,470,260**	**4,953,119**	**728,675**	**110,475**	**496,648**	**14,727**	**279,232**	**1,657,311**	**67,302**	**1,861,838**	**(270,870)**	**15,368,717**
Associated companies and parent company	-	-	-	-	-	-	-	177,477	-	145	(177,622)	-
Suppliers	150,174	-	-	-	-	-	-	37,739	-	-	-	187,913
Deferred income tax and social contribution	224,009	-	-	27,387	-	-	30,033	12,982	12,084	-	(12,829)	293,666
Tax liabilities	45,049	600,520	8,684	-	-	4,470	237	337	-	2,817	-	662,114
Loans and financing	1,190,942	154,561	-	-	-	-	-	854,413	48,687	746,075	(107,816)	2,886,862
Debentures	2,940,978	2,330,358	628,953	20,237	-	-	-	547,170	-	797,713	-	7,265,409
Post-employment benefits	294,474	762,625	49,614	8,846	-	390	3,779	546	-	8,658	-	1,128,932
Research and development and energy efficiency	45,195	228,182	-	-	-	8,744	-	-	655	-	-	282,776
Payables related to the concession	43,200	-	-	-	496,355	-	-	-	-	-	-	539,555
Sectorial financial liabilities	-	102,284	-	-	-	-	-	-	-	-	-	102,284
Other payables	12,097	31,895	3,231	13,791	293	911	6	682	-	125	-	63,031
Tax, social security, labor and civil provisions	30,474	7,457	-	39,665	-	-	244,874	25,558	-	1,434	-	349,462
EQUITY	**9,749,705**	**6,012,244**	**710,129**	**558,328**	**42,859**	**315,740**	**243,124**	**4,210,723**	**344,701**	**17,252,414**	**(21,841,755)**	**17,598,212**
Attributable to controlling shareholders	**9,749,705**	**6,012,244**	**710,129**	**558,328**	**42,859**	**315,740**	**243,124**	**4,210,723**	**344,701**	**17,252,414**	**(22,187,553)**	**17,252,414**
Capital	5,765,226	5,341,443	483,323	220,966	35,503	752,721	45,459	4,055,285	159,941	10,800,000	(16,859,867)	10,800,000
Advance for Future Capital Increase	-	-	212,100	-	-	-	25,385	376,903	-	-	(614,388)	-
Equity valuation adjustments	704,677	(107,225)	(2,637)	(1,747)	256	445	(1,921)	1,623	-	591,927	(593,471)	591,927
Legal Reserves	575,402	171,141	17,343	39,345	7,100	-	9,092	11,761	13,335	1,014,248	(844,519)	1,014,248
Retained earnigs	2,529,017	520,092	-	299,764	-	-	165,109	129,009	171,425	4,846,239	(3,814,416)	4,846,239
Accrued earnings (losses)	-	-	-	-	-	(437,426)	-	(363,858)	-	-	801,284	-
Attributable to noncontrolling interests	-	-	-	-	-	-	-	-	-	-	**345,798**	**345,798**
TOTAL	**17,169,945**	**13,434,522**	**1,527,098**	**904,993**	**625,154**	**421,533**	**690,372**	**6,135,031**	**435,529**	**20,073,123**	**(23,104,750)**	**38,312,550**

60

Income Statement by Company

61

62

63

R$'000

Income Statement 9M19	Geração e Transmissão		Distribuição	Telecom	Compagas	Elejor	UEG Araucária	Comercialização	Wind Farms	Costa Oeste SPC and Marumbi SPC	Holding	Elimin. e Reclassif.	Consolidated
	Generation	Transmission											
NET OPERATING INCOME	**2.066.482**	**584.708**	**7.585.418**	**319.074**	**668.088**	**168.120**	**398**	**1.288.174**	**267.468**	**33.471**	**-**	**(1.436.201)**	**11.545.200**
Electricity sales to final customers	520.950	-	3.750.552	-	-	-	-	389.585	-	-	-	(2.849)	4.658.238
Electricity sales to distributors	1.512.769	-	222.600	-	-	168.120	398	798.651	267.468	-	-	(890.774)	2.079.232
Use of the main distribution and transmission grid (TUSD/ TUST)	-	409.831	2.725.926	-	-	-	-	-	-	33.471	-	(177.537)	2.991.691
Construction revenue	-	159.515	665.972	-	8.463	-	-	-	-	-	-	-	833.950
Fair value of assets from the indemnity for the concession	-	-	15.969	-	8.581	-	-	-	-	-	-	-	24.550
Telecommunications	-	-	-	315.583	-	-	-	-	-	-	-	(315.583)	-
Distribution of piped gas	-	-	-	-	650.971	-	-	-	-	-	-	(100.931)	550.040
Sectoral assets and liabilities result	-	-	65.719	-	-	-	-	-	-	-	-	-	65.719
Other operating revenues	32.763	15.362	138.680	3.491	73	-	-	99.938	-	-	-	51.473	341.780
OPERATING COSTS AND EXPENSES	**(1.058.666)**	**(322.976)**	**(6.894.108)**	**(401.758)**	**(511.214)**	**(65.757)**	**(62.001)**	**(1.182.356)**	**22.865**	**(7.843)**	**(36.205)**	**1.474.459**	**(9.045.560)**
Energy purchased for resale	(123.962)	-	(3.926.119)	-	-	(18.747)	-	(1.170.551)	(6.940)	-	-	892.480	(4.353.839)
Charges of the main distribution and transmission grid	(286.315)	-	(782.291)	-	-	(10.294)	(19.458)	-	(18.872)	-	-	174.243	(942.987)
Personnel and management	(135.514)	(87.413)	(534.465)	(47.845)	(27.913)	(2.934)	(2.148)	(8.281)	(5.819)	(1.366)	(11.987)	(110)	(865.795)
Private pension and health plans	(27.771)	(18.194)	(116.568)	(8.454)	(3.012)	(133)	(247)	(1.060)	(416)	(18)	(1.716)	-	(177.589)
Materials	(7.381)	(3.064)	(47.392)	(1.381)	62	(304)	(34)	(13)	(205)	(9)	(417)	1.381	(58.757)
Raw material and supplies - energy production	-	-	-	-	-	-	(2.343)	-	-	-	-	-	(2.343)
Natural gas and supplies for gas business	-	-	-	-	(439.637)	-	-	-	-	-	-	-	(439.637)
Third-party services	(57.512)	(23.167)	(271.730)	(67.168)	(9.500)	(7.032)	(18.911)	(1.263)	(22.588)	(4.768)	(10.211)	133.336	(360.514)
Depreciation and amortization	(263.636)	(5.866)	(256.677)	(64.261)	(23.938)	(20.803)	(18.163)	(33)	(84.481)	(5)	(1.514)	60.686	(678.691)
Provisions and reversals	4.166	(45.153)	(196.725)	(93.135)	(1.129)	-	-	9	173.206	207	(7.199)	93.089	(72.664)
Construction cost	-	(127.670)	(665.972)	-	(8.463)	-	-	-	-	(1.218)	-	-	(803.323)
Other operating costs and expenses	(160.741)	(12.449)	(96.169)	(119.514)	2.316	(5.510)	(697)	(1.164)	(11.020)	(666)	(3.161)	119.354	(289.421)
EQUITY IN EARNINGS OF SUBSIDIARIES	**172.858**	**46.548**	**-**	**-**	**-**	**-**	**-**	**(79)**	**215.077**	**-**	**1.463.275**	**(1.857.447)**	**40.232**
OPERATIONAL EXPENSES / INCOME	**1.180.674**	**308.280**	**691.310**	**(82.684)**	**156.874**	**102.363**	**(61.603)**	**105.739**	**505.410**	**25.628**	**1.427.070**	**(1.819.189)**	**2.539.872**
FINANCIAL RESULTS	**(204.762)**	**(89.435)**	**61.492**	**(25.727)**	**6.464**	**(62.487)**	**676**	**11.805**	**(73.849)**	**(2.623)**	**17.763**	**26.547**	**(334.136)**
Income tax and social contribution on profit	44.297	15.112	278.133	12.705	18.473	1.658	913	12.073	25.531	864	148.330	(20.272)	537.817
Deferred income tax and social contribution on profit	(249.059)	(104.547)	(216.641)	(38.432)	(12.009)	(64.145)	(237)	(268)	(99.380)	(3.487)	(130.567)	46.819	(871.953)
EARNINGS BEFORE INCOME TAXES	**975.912**	**218.845**	**752.802**	**(108.411)**	**163.338**	**39.876**	**(60.927)**	**117.544**	**431.561**	**23.005**	**1.444.833**	**(1.792.642)**	**2.205.736**
INCOME TAX AND SOCIAL CONTRIBUTION ON PROFIT	**(270.615)**	**(58.061)**	**(257.759)**	**36.799**	**(56.140)**	**(13.550)**	**(4.034)**	**(39.995)**	**(16.184)**	**(1.299)**	**6.242**	**(16.563)**	**(691.159)**
NET INCOME FROM CONTINUED OPERATIONS	**705.297**	**160.784**	**495.043**	**(71.612)**	**107.198**	**26.326**	**(64.961)**	**77.549**	**415.377**	**21.706**	**1.451.075**	**(1.809.205)**	**1.514.577**
NET INCOME FROM DISCONTINUED OPERATIONS													
NET INCOME	**705.297**	**160.784**	**495.043**	**(71.612)**	**107.198**	**26.326**	**(64.961)**	**77.549**	**415.377**	**21.706**	**1.418.982**	**(1.825.275)**	**1.466.414**
Attributed to controlling shareholders - continued operations	-	-	-	-	-	-	-	-	-	-	-	-	1.451.075
Attributed to controlling shareholders - discontinued operations													(32.093)
Attributed to non-controlling interest	-	-	-	-	-	-	-	-	-	-	-	-	47.432
EBITDA	**1.444.310**	**314.146**	**947.987**	**(18.423)**	**180.812**	**123.166**	**(43.440)**	**105.772**	**589.891**	**25.633**	**1.428.584**	**(1.879.875)**	**3.218.563**

64

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date November 12, 2020

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Daniel Pimentel Slaviero
Daniel Pimentel Slaviero Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.